Exhibit 99.2

TOWER SEMICONDUCTOR LTD.

For the Annual General Meeting of Shareholders
To Be Held On Tuesday, February 28, 2012

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Tower Semiconductor Ltd. (the "Company") hereby appoints each of Dina Back Frimer and Tziona Shriki of the Company, each with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as des- ignated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company located at Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on Tuesday , February 28, 2012 at 11:00 a.m. (local time) and all adjournments and post- ponements thereof.

The undersigned hereby acknowledges receipt of the Notice of an Annual General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned share- holder.  If no direction is made, this proxy will be voted FOR Proposals 1 through 7 except with respect to Proposal 3, 7 and 6 (in the event such proposal will be ineligible for the special majority exemption mentioned in the proxy statement).  In order for your vote to be counted with respect to Proposals 3, 7 and 6 (in the event such proposal will be ineligible for the special majority exemption mentioned in the proxy statement) you must, in addition to casting your vote, indicate whether you have a "Personal Interest" in such proposal (as such is defined under the respective proposal) by marking either YES or NO in the boxes provided.

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in per- son at the meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General counsel.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

TOWER SEMICONDUCTOR LTD.

February 28, 2012

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

i	Please detach along perforated line and mail in the envelope provided.	i

20733230303203200000 7	022812

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
						FOR	AGAINST	ABSTAIN
1.	TO ELECT Mr. Russell Ellwanger, Mr. Amir Elstein, Mr. Nir Gilad, Mr. Kalman Kaufman, Ms. Dana Gross, Mr. Rami Guzman and Mr. Yoav Doppelt as members of the Board of Directors of the Company.			2.	TO APPOINT Mr. Amir Elstein as Chairman of the Board of Directors of the Company.	☐	☐	☐
☐	FOR ALL NOMINEES	NOMINEES: O Mr. Russell Ellwanger O Mr. Amir Elstein O Mr. Nir Gilad O Mr. Kalman Kaufman O Ms. Dana Gross O Mr. Rami Guzman O Mr. Yoav Doppelt		3.	TO EXTEND the appointment of Mr. Ilan Flato to an additional three-year term as an external director.	☐	☐	☐
☐	WITHHOLD AUTHORITY FOR ALL NOMINEES					YES	NO
				Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 3? (Please note: if you do not mark either YES or NO your shares will not be voted on Proposal 3)		☐	☐
☐	FOR ALL EXCEPT (See instructions below)					FOR	AGAINST	ABSTAIN
4.
TO APPROVE the appointment of Brightman Almagor & Co. as the independent public accountant of the Company for the year ending December 31, 2012 and for the period commencing January 1, 2013 and until the next annual shareholders’ meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such auditors.
						☐	☐	☐
						FOR	AGAINST	ABSTAIN
INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●				5.
TO APPROVE an increase in the number of the Company’s authorized ordinary shares and authorized share capital to 1.4 billion Ordinary Shares NIS 1.00 per share, and to amend the Articles of Association of the Company to reflect such increase.
						☐	☐	☐
						FOR	AGAINST	ABSTAIN
				6.	TO APPROVE an increase in coverage under the Company’s directors’ and officers’ liability insurance policy.	☐	☐	☐
						YES	NO
				Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 6? (Please note: if you do not mark either YES or NO your shares will not be voted on Proposal 6 in the event that the special majority exemption shall not apply to the vote on this proposal, all as stated in the attached Proxy Statement.)		☐	☐

						FOR	AGAINST	ABSTAIN
				7.	TO APPROVE the grant of 75,000 options to each of Nir Gilad and Yoav Doppelt, members of the Company’s Board of Directors under the 2011 Director Option Agreement.	☐	☐	☐
						YES	NO
				Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 7? (Please note: if you do not mark either YES or NO your shares will not be voted on Proposal 7)		☐	☐

For the purposes of Proposals 3, 6 and 7, a “Personal Interest” of a shareholder in the approval of an act or a transaction of the Company, (i) includes the personal interest of any members of his/her immediate family (including the spouses thereof), or a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding shares in the Company or anybody corporate, or with respect to proposal 3 only, a personal interest that is not a result of connection to a controlling shareholder.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.			☐

Signature of Stockholder	Date:	Signature of Stockholder	Date:
Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.